UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-233354) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 22, 2021

Mizuho Financial Group, Inc.

By:	/s/ Makoto Umemiya
Name:	Makoto Umemiya
Title:	Senior Managing Executive Officer / Group CFO

March 22, 2021

Mizuho Financial Group, Inc.

Changes of Directors and Executive Officers

Mizuho Financial Group, Inc. hereby announces changes of Member of the Board of Directors and Executive Officers (including changes in their areas of responsibility, etc.).

1

Mizuho Financial Group, Inc. (MHFG)

1.	Change of Member of the Board of Directors

Member of the Board of Directors scheduled to resign (Effective as of April 1, 2021)

Hiroaki Ehara	(Currently Member of the Board of Directors and Managing Executive Officer)

2.	Changes of Executive Officers

Executive Officers in this section mean either executive officers as defined in the Companies Act or executive officers as defined in our internal regulations.

Name	New Position (Effective as of April 1, 2021)	Current Position
Seiji Imai	Deputy President & Senior Executive Officer (Representative Executive Officer) Head of Corporate & Institutional Company / Head of Global Corporate Company	Senior Managing Executive Officer (Representative Executive Officer) Head of Corporate & Institutional Company / Head of Global Products Unit

Masahiro Otsuka(Note)	Senior Managing Executive Officer Head of Retail & Business Banking Company	(same as on the left)

Masahiro Kihara	Managing Executive Officer Head of Global Products Unit / Deputy Head of Corporate & Institutional Company / Deputy Head of Global Corporate Company	Managing Executive Officer Deputy Head of Strategic Planning Group / Deputy Head of Financial Control & Accounting Group

Naoshi Inomata	Managing Executive Officer Head of Strategic Planning Group	Managing Executive Officer Head of Strategic Planning Group / In Charge of Specially Assigned Matters

Nobuhiro Kaminoyama	Managing Executive Officer Head of Human Resources Group / General Manager of Corporate Secretariat	Executive Officer General Manager of Corporate Secretariat

Hiroshi Nagamine	Resigned	Senior Managing Executive Officer Head of Global Corporate Company / Deputy Head of Global Products Unit

Hiroaki Ehara	Resigned To be Deputy President & Executive Officer (Representative Director) of MHTB	Managing Executive Officer Head of Human Resources Group

(Note)	Mr. Masahiro Otsuka will remain Senior Managing Executive Officer of Mizuho Financial Group, Inc. due to the change of announcement on February 19, 2021.

The management changes described above are subject to any approval or permission required being obtained from the relevant regulatory or other authorities.

2